UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-37968
CUSIP NUMBER G98338109

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -REGISTRANT INFORMATION

Yatra Online, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20
Address of Principal Executive Office (Street and Number)

Gurugram-122008, Haryana, India
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 15, 2023, the registrant received a comment letter from the staff of the Securities and Exchange Commission relating to its Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (the “2022 20-F”) and responded to these comments on April 5, 2023. The registrant received a follow up comment letter from the SEC staff on June 23, 2023 and is currently working to resolve the matters in this comment letter (the “SEC Examination”). The matters raised predominately focus on presentation of segment reporting and Adjusted Revenue. The registrant has been working diligently to seek to resolve these matters; however, as a result of the foregoing, the registrant was unable to complete and file its Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “Form 20-F”) by the filing deadline of July 31, 2023. The registrant does not believe the changes necessary as a result of the SEC Examination will impact its previously filed primary financial statements.

The registrant currently anticipates filing the Form 20-F as promptly as practicable following the resolution of the matters note above; however, there can be no assurance as to when the registrant will be able to file the Form 20-F, including whether or not it will be able to do so within the extension period of fifteen calendar days of the original due date provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dhruv Shringi	+91 124	4591700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above and the ongoing SEC Examination, the registrant is not yet able to make a reasonable estimate of any changes in its results of operations for the year ended March 31, 2023 as compared to March 31, 2022.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, the registrant’s expectations as to the timing of the Form 20-F filing and the registrant’s expectation that the changes necessary as a result of the SEC Examination will not impact its previously filed primary financial statements.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the SEC Examination; the conclusions of management (and the timing of the conclusions) concerning matters relating to the SEC Examination; the timing of the review by, and the conclusions of, the registrant’s independent registered public accounting firm regarding the SEC Examination and the registrant’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The registrant disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

YATRA ONLINE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2023	By:	/s/ Dhruv Shringi
	Name:	Dhruv Shringi
	Title:	Chief Executive Officer